July 10, 2006

Cecilia D. Blye, Chief
James Lopez
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:     Review of NIKE, Inc. Form 10-K for fiscal year ended May 31,
        ____________________________________________________________
        2005, filed July 29, 2005, File No. 1-10635
        ___________________________________________

Dear Ms. Blye:

     This letter will respond to your letter commenting on the above-referenced filing, and requesting additional information regarding disclosures relating to our contacts with Cuba and Iran.

     To the best of our knowledge, NIKE, Inc. ("NIKE") does not engage in any business operations in or sales of products to Cuba or Iran.
NIKE derives no income from sales to those countries. In addition, NIKE prohibits independent distributors from selling its products to Cuba or Iran.

     We were unable to find accounts in the mainstream media of NIKE products appearing in those countries. However, we understand from a telephone conversation with Mr. Lopez that the Staff has found a few internet websites that contain anecdotal descriptions regarding NIKE products appearing in those countries. He asked us to address those reports in this response. Based on our internal investigation, we have determined that such reports are erroneous, the result of counterfeit products, or unauthorized, non-retail shipments from other countries.

Cuba
____

     One internet website identified by Mr. Lopez indicated that the author observed people in Cuba wearing NIKE apparel. The author also claimed that a company named Cidesport was NIKE's distributor in Cuba.
In fact, Cidesport is not and has never been a NIKE distributor. NIKE has been involved in extensive litigation over a number of years regarding the misappropriation by Cidesport of NIKE trademarks in Spain and elsewhere. If the account is true, it is possible that Cidesport may have claimed rights to the NIKE name and trademarks in Cuba and is distributing its own products there bearing the NIKE name and trademarks, without the consent or authorization of NIKE.

     NIKE's authorized independent distributor in Central America and the Caribbean is prohibited from selling NIKE products to Cuba, or other countries outside of its exclusive territory. It has confirmed to us that no such sales have occurred. We have also periodically reviewed the distributor's customer account lists to confirm that assertion.

Iran
____

     Another internet web page identified by Mr. Lopez appears to indicate that NIKE products were being sold in Iran. We suspected that in past years a former independent distributor of NIKE products in Saudi Arabia shipped products to Iran without NIKE's authorization or knowledge, and in violation of our distribution agreement. Independent distributors are prohibited by agreement from distributing products outside of their exclusive territory, in this case, Saudi Arabia. Accordingly, we terminated our distribution agreement with that distributor in 2005, and replaced it with a different independent distributor effective January 2006.

     Periodically, we receive requests from companies desiring the right to distribute NIKE products in Iran. NIKE has denied all such requests.

     Although NIKE does not distribute or sell products in Iran, last year we provided three Iranian-born soccer players who reside and play soccer professionally outside of Iran (in Germany and the United Arab Emirates) not more than three pairs of soccer shoes upon their request. No compensation or remuneration was provided to these athletes, and NIKE has no sponsorship, endorsement, or other agreements with such athletes. Moreover, NIKE has no sponsorship, endorsement, or other agreements with any sports leagues, teams or athletes in Iran or Cuba.

Other Sources of Product
________________________

     There are numerous persons in other countries who produce and sell counterfeit NIKE products which infringe on NIKE's trademarks. While we have an active counterfeit enforcement program, regrettably we are unable to find and stop all counterfeit manufacturers and shipments. Thus it is quite possible that counterfeit products are being shipped to Cuba and Iran from countries without trade sanctions against Cuba or Iran.

     Moreover, individuals or companies may purchase NIKE products in other countries that have no trade sanctions against Cuba and Iran, and transport the products to Cuba and Iran legally. NIKE does not authorize or endorse such shipments, gifts, or re-sales, and has no ability to track NIKE products once they have been legitimately purchased by retailers or consumers who take them elsewhere. It is possible that genuine NIKE products could enter Cuba and Iran in this fashion.

Conclusion
__________

     Because NIKE has no direct or indirect operations in, ties to, or trade with, Cuba or Iran, and NIKE has no plans to engage in any such activities in the future, we have determined that such matters do not constitute a material investment risk to our security holders. Accordingly, we do not believe any disclosure regarding these matters is required in our annual report on Form 10-K.

     As you requested, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, you may contact John Coburn, Secretary and Senior Governance Counsel, at 503-671-3167.

					Sincerely,

					/S/ DONALD W. BLAIR

					Donald W. Blair
					Vice President and
					Chief Financial Officer


copy:	Mark G. Parker, President and Chief Executive Officer